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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 4)
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AMERICAN CYANAMID COMPANY
                           (Name of Subject Company)
                           AMERICAN CYANAMID COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $5.00 PER SHARE,
                  INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE
                 SERIES A JUNIOR PARTICIPATING PREFERRED STOCK,
                           PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   025321100
                     (CUSIP Number of Class of Securities)

                           JOSEPH S. MCAULIFFE, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           AMERICAN CYANAMID COMPANY
                               ONE CYANAMID PLAZA
                            WAYNE, NEW JERSEY 07470
                                 (201) 831-2000
                                    COPY TO:
                              PETER D. LYONS, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

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    This Amendment No. 4 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated August 23, 1994, as amended, of American Cyanamid Company, a Maine corporation (the "Company"), with respect to the tender offer made by AC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of American Home Products Corporation, a Delaware corporation ("Parent"), to purchase all the outstanding shares of Common Stock, par value $5.00 per share of the Company (the "Shares"), including the associated rights (the "Rights") to purchase shares of Series A Junior Participating Preferred Stock, par value $1.00 per share.

ITEM 3. IDENTITY AND BACKGROUND.

    Item 3 is amended and supplemented by inserting at the end of the first paragragh under the heading "The Offer", the following:

        The Company, subject to the consent of the Purchaser and Parent, which the company anticipates obtaining, intends, not withstanding the terms of the Merger Agreements to accelerate the date upon which all outstanding stock options shall be cancelled in exchange for the payment provided for in Section 2.7 of the Merger Agreement, so that instead of occurring immediately prior to the Effective Time, this cancellation and payment shall take place immediately prior to the purchase of the Shares pursuant to the Offer.

    Item 3 is further amended and supplemented by inserting at the end of the second paragraph under the heading "The Merger", the following:

        For a description of the effect which tendering Shares into the Offer has upon these rights, see paragraph 2 of the amendment to Item 8 contained in this Amendment No. 4.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    Item 4 is amended and supplemented by inserting at the end of the last paragraph, the following:


        For a description of additional aspects of the Board of Directors' deliberative process, see paragraph 2 of the amendment to Item 8 contained in this Amendment No. 4.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 is amended and supplemented by adding thereto after the heading "Stockholder Litigation" the following:

        On November 17, 1994, the Defendants, Parent and counsel for plaintiffs entered into a Memorandum of Understanding ("MOU") providing for the settlement of the litigation (the "Settlement") by plaintiffs, the class of persons on behalf of whom plaintiffs have brought the litigation, the Company, the individual defendants, and Parent on the following terms and conditions, among others:

       1. The termination fee that the Company is obligated to pay to Parent under certain circumstances described in Section 8.3 of the Merger Agreement, in the event the Offer and the Merger are not consummated, shall be reduced from $100 million in cash to $90 million in cash.


       2. This Schedule 14D-9 shall be amended to include the following additional disclosures: (a) stockholders of the Company that tender Shares to Purchaser pursuant to the Merger, thereby forfeit any appraisal rights they would otherwise have in connection with the Merger, (b) the Company never formally invited other formal acquisition proposals, although the Company believes that it performed a thorough market check and that the Board of Directors fulfilled its fiduciary obligations in connection with the Offer and the Merger (c) the Company received general expressions of interest in possible transactions with the Company from two other well established pharmaceutical companies prior to its entry into the Merger Agreement.



       3. The Defendants agree to stipulate jointly with plaintiffs, solely for purposes of effectuating the Settlement, to the conditional certification of a class of stockholder plaintiffs as to be defined in the stipulation of settlement.


       4. The Defendants agree to submit to the New Jersey Supreme Court, Chancery Division, jointly with plaintiffs, the Settlement and to take no position upon the application of plaintiffs counsel for an award of attorneys' fees in an amount not to exceed in the aggregate $200,000 and reimbursement of expenses not to exceed in the aggregate $20,000.

    Plaintiffs and the Defendants intend to submit the Settlement to the Chancery Court for its approval, upon a hearing to be held after notice to the members of the plaintiff class. This hearing has not yet been held and the approval of the court has not yet been obtained.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                 AMERICAN CYANAMID COMPANY

                                By:       /s/ JOSEPH S. MCAULIFFE
                                     ..................................

                                     Name: Joseph S. McAuliffe
                                    Title:  Vice President and General Counsel

Dated: November 17, 1994

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